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                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 1999




                               GENTIA SOFTWARE PLC



                                  Tuition House
                                St George's Road
                                    Wimbledon
                                 London SW19 4EU
                                 United Kingdom
                    (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                  No  X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         82-      N.A.



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                               GENTIA SOFTWARE PLC



                               GENTIA SOFTWARE
                               Tuition House, St. George's Road
                               Wimbledon
                               London SW19 4EU
                               (Nasdaq: GNTI)


AT THE COMPANY:                AT THE FINANCIAL RELATIONS BOARD:
Nick Bray                      For Analyst Info: Julie Creed (312) 640-6724
Chief Financial Officer        For General Info: Kelly Lofts (212) 661-8030
+44 181 971 4000               For Media Info: Claudine Cornelis (212) 661-8030


                  GENTIA SOFTWARE APPOINTS NICK BRAY AS NEW CFO
                      AND ANNOUNCES FURTHER COST REDUCTIONS

GENTIA'S NEWLY APPOINTED MANAGEMENT TEAM IS FURTHER RESTRUCTURING THE COMPANY WITH THE GOAL OF RETURNING TO PROFITABILITY DURING THE SECOND HALF OF 1999

LONDON, JUNE 22, 1999 -- Gentia Software (Nasdaq: GNTI), a leading provider of analytical applications with predictive intelligence for enterprise-wide deployment, today announced that effective immediately, Nick Bray will replace George Sprenkle as Chief Financial Officer. Mr. Sprenkle is leaving the Company to pursue other interests.

Prior to joining Gentia, Mr. Bray served as Comshare, Inc.'s (Nasdaq:CSRE) Senior Director of Finance & Chief Accounting Officer. Comshare develops, markets, and supports financial analytic applications software. Prior to his three year tenure with Comshare, Mr. Bray worked for Lotus Software, Inc., as well as Price Waterhouse and a number of other major corporations. He is a Chartered Accountant and holds a first class honours degree.

Mr. Bray's appointment completes the senior management team formed under the direction of the new Chief Executive Officer, Steve Fluin, which is comprised of the following individuals:

     Nick Bray, Chief Financial Officer
     Tim Jones, Chief Technology Officer
     Martin McCann, Vice President Worldwide Marketing
     Kevin Sturge, Vice President Services
     Jack Connors, Vice President North American Sales
     Wouter Van Loon, Vice President European Sales
     Theo Zabilowicz, Vice President International Sales

"Having worked with Nick in the past, I am delighted that he has joined Gentia and I believe he will be a tremendous asset to the Company," commented Steve Fluin. "Nick is an experienced, industry finance professional and was instrumental in significantly improving the profitability of Comshare. Now that Nick is on board, our management team is complete, and we are fully dedicated to returning Gentia to profitability. Gentia has long been recognized in the industry for product excellence, and our customers, employees and vision are second to none. Each individual on the team recognizes that it's time for Gentia to live up to its potential and return value to its shareholders."

"A strong market exists for analytical applications," continued Fluin. "However, many existing business applications in the marketplace do little more than allow executives to analyze data, limiting the value of such applications to data collection, storage and reporting. Business executives need more comprehensive support to make better decisions. They need predictive intelligent business applications which Gentia can provide."

Martin McCann, Vice President Worldwide Marketing, stated, "Gentia has an existing product portfolio of analytical applications that is unmatched in the industry; namely, the Balanced Scorecard application and the Impact suite of


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analytical business applications. The Company also has Kwiz, a Java-based technology incorporating machine learning algorithms for predictive intelligence. When embedded into applications, Kwiz not only helps executives understand the past, but can also predict the outcome of future business scenarios. Gentia has unique technology that will differentiate it from the competition and help it become a recognized market leader in intelligent analytical applications."

"In addition to the significant progress made in reducing the Company's cost infrastructure during the last six months, the new management team has identified further opportunities to reduce costs. As a result, we estimate annual cost savings of approximately $8.0 million as compared with the quarter one expenditure level. We believe these cuts will put us on track to return to profitability during the second half of 1999," continued Mr. Fluin.

The Company now anticipates that a $1.0 million restructuring charge will be booked in the second quarter ending June 30, 1999, relating to proposed cost cuts. This number had previously been anticipated as $0.6 million, but has now been increased to accommodate further reductions. As compared to the beginning of the year, worldwide staff will be reduced from 202 to 139 before the end of June. Staff reductions have been achieved from the administration and marketing functions along with the elimination of management layers and other non-core personnel. In addition to staff reductions, the Company will also better utilize office space and will reduce all areas of discretionary spending to contain costs and improve profitability. However, Gentia is committed to leveraging its indirect and direct sales presence in the U.S., Europe, and other international markets during the coming months in line with its strategy to increase 1999 revenue growth.

Kwiz is a registered trademark of Kwiz Solutions, a wholly-owned subsidiary of Gentia Software.

ABOUT GENTIA SOFTWARE
Gentia Software is the leading supplier of analytical applications that enable clients to maximize their competitive position through enterprise-wide deployment of strategy management, performance measurement and operational analysis solutions. By leveraging the only networked Business Intelligence solution designed for enterprise-wide deployment, Gentia enables a new class of analytical applications, such as the Balanced Scorecard, which ensure information delivery to key decision-makers' desktops and browsers throughout an enterprise. Gentia Software's worldwide client list of more than 500 customers includes JP Morgan and Company, Volvo, McDonald's Restaurants, Fortis, Swiss Reinsurance and Sun Microsystems. The Company has headquarters in Boston and London and operates in more than 20 countries worldwide. For additional information about Gentia, visit the Company's Web site at www.gentia.com or call 1-888-4GENTIA or 1-781-224-0750. To receive additional information via fax at no charge, dial 1-800-PRO-INFO and enter code GNTI.

THIS NEWS RELEASE CONTAINS STATEMENTS OF A FORWARD-LOOKING NATURE. SUCH STATEMENTS ARE BASED UPON THE INFORMATION AVAILABLE TO MANAGEMENT AT THIS TIME, AND THEY NECESSARILY INVOLVE RISK BECAUSE ACTUAL RESULTS COULD DIFFER MATERIALLY FROM CURRENT EXPECTATIONS. AMONG THE MANY FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE SET FORTH IN THE COMPANY'S FORWARD-LOOKING STATEMENTS ARE CHANGES IN GENERAL ECONOMIC CONDITIONS, ACTIONS TAKEN BY CUSTOMERS OR COMPETITORS, AND THE RECEIPT OF MORE OR FEWER ORDERS THAN EXPECTED.

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